July 11, 2016

Via EDGAR Correspondence Filing

Dominic Minore, Esq.
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	RiverNorth Marketplace Lending Corporation (the “Fund”)
File Nos. 333-204886, 811-23067

Dear Mr. Minore:

This letter responds to your comments, provided by telephone on July 7, 2016, regarding the correspondence submitted by the Fund on July 5, 2016 relating to Pre-effective Amendment No. 3 to the Registration Statement on Form N-2 for the Fund.  Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

General

Please confirm in your response letter that, to the extent required, the Fund will list each Marketplace Loan separately in its Schedule of Investments pursuant to Rule 12-12 of Regulation S-X.

Response:   The Fund confirms that, to the extent required, it will list each Marketplace Loan separately in its Schedule of Investments pursuant to Rule 12-12 of Regulation S-X.

Prospectus Cover

Revise the disclosure under “Investment Strategies and Policies” to clarify that the Fund may invest up to 20% of its Managed Assets, in the aggregate, in “other income-producing securities” and equity securities, and not that the Fund may invest up to 20% of its Managed Assets in “other income-producing securities” and, separately, may invest an additional 20% of its Managed Assets in equity securities.

Response:   The Prospectus has been revised as requested.

Update as necessary under footnote (3) of the pricing table and the other applicable sections of the Prospectus the amount of the expenses of issuance and distribution to reflect the inclusion of all of the applicable items specified under Item 27 of Part C of the Registration Statement.

Response:   The applicable sections of the Registration Statement have been revised and updated as requested.

Revise the sentence preceding the bullet points to state that investing in the Shares involves “special” risks as opposed to “certain” risks.  Also, revise the Cover Page to include the bullet points on the outside cover and to be at least as large as 10 point type (as required under the Instructions of Form N-2).

Response:   The Cover Page of the Prospectus has been revised as requested.

Prospectus Summary—Investment Philosophy and Process

This section provides that “[t]he Fund considers a consumer Marketplace Loan to be of subprime quality if the individual borrower of such loan has a FICO score of below 640” and that “[t]he Fund considers an SME loan to be of ‘subprime quality’ if the likelihood of repayment on such loan is determined by the Adviser based on its due diligence and the credit underwriting policies of the originating platform to be similar to that of consumer loans that are of subprime quality.”  Clarify in this section whether loans to other individual borrowers, such as borrowers of student loans, will be subject to the standard applicable to consumer Marketplace Loans for purposes of determining subprime status or if they will be subject to the standard applicable to SME loans.

Response:   The Prospectus has been revised as requested.

Prospectus Summary—Distributions

Disclose in the Prospectus Summary that all dividends declared on Shares will be automatically reinvested unless the Shareholder opts out of such plan and elects to receive cash instead and describe how a Shareholder may opt out.

Response:   The Prospectus Summary has been revised as requested.

Prospectus Summary—Risk Considerations

Insert a centered main heading titled “Special Risk Considerations” prior to the discussion of the risk considerations and revise the introductory paragraph of this section to include the following or similar disclosure:

An investment in the Fund involves special risk considerations.  You should consider carefully the risks summarized below, which are described in more detail under “Risks” beginning on page ___ of this Prospectus.

Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program.  An investment in the Fund involves a high degree of risk.  It is possible that investing in the Fund may result in a loss of some or all of the amount invested.  Before making an investment/allocation decision, investors should (i) consider the suitability of this investment with respect to an investor’s investment objectives and individual situation and (ii) consider factors such as an investor’s net worth, income, age and risk tolerance.  Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of the investment.

In addition, list the “Marketplace Lending-Related Risks” ahead of “Structural and Market-Related Risks.”

Response:   The Prospectus has been revised as requested.

Will the Fund invest 25% or more of its Managed Assets in Marketplace Loans originated by any single platform?  If so, disclose the names of such platforms in the Prospectus and the risks associated with such specific platforms that are in addition to those already described under “Platform Concentration Risk” or elsewhere in the Prospectus, if any.

Response:   Yes, the Fund believes it could initially invest 25% or more of its Managed Assets in Marketplace Loans originated from each or any of LendingClub Corporation, Prosper Funding LLC and SoFi Lending Corp.  However, after the initial invest-up period, no more than 45% of the Fund’s Managed Assets will be invested in Marketplace Loans originated from any single platform (or group of related platforms).  The Fund may, in the future, invest 25% or more of its Managed Assets in Marketplace Loans originated from another or other platform(s).  In such event, the Fund will sticker and update the Prospectus.

The Adviser does not currently believe there are any additional material risks associated with Marketplace Loan investments that are specific to each of the above named platforms beyond those that have already been disclosed throughout the Registration Statement.

The disclosure under “Servicer Risk” provides that “[t]o the extent the servicer becomes subject to a bankruptcy or similar proceeding, there is a risk that substantial losses will be incurred by the Fund.”  Discuss elsewhere in the Prospectus how the Fund plans to mitigate such risk or disclose in this risk section that such risk cannot be mitigated by the Fund.

Response:   The Prospectus has been revised as requested.

Provide additional disclosure under “Tax Risk” as to the consequences that would result if, for any taxable year, the Fund did not qualify as a regulated investment company for U.S. federal income tax purposes (e.g., whether the amounts available for distribution to Shareholders would be substantially reduced).

Response:   The Prospectus has been revised as requested.

Summary of Fund Expenses

In your response letter, undertake to sticker the Fund’s Prospectus if, during the offering period, it becomes clear to the Fund that the assumptions made with respect to the fee table, including the assumption that the average net assets of the Fund during the first year of operations will be $500,000,000, are no longer accurate.

Response:   The Fund undertakes to make the applicable filings with the Securities and Exchange Commission to appropriately update the items in the fee table, including if the Fund determines that the average net assets of the Fund during the first year of operations will be materially different from the current assumption of $500,000,000.

Confirm that the line item “Interest payments on borrowed funds” reflects any anticipated additional fees payable by the Fund under the assumed borrowings.

Response:   The Fund confirms that it does not anticipate any additional fees that are not reflected under “Interest payments on borrowed funds.”

Remove the brackets from the line item “Loan Servicing Fees” in the fee table.

Response:   The fee table has been revised as requested.

Explain in your response letter why total annual expenses less the fee waiver and expense reimbursement is greater than 1.95%, the expense cap reflected in the Letter Agreement regarding the waiver and reimbursement of certain expenses of the Fund.

Response:   The reimbursement of expenses excludes interest payments on borrowed funds and loan servicing fees.  As such, the expenses above the 1.95% expense cap are comprised of such excluded expenses.

Include the definition of “Managed Assets” in footnote (1) to the fee table.

Response:   The Prospectus has been revised as requested.

Include in an appropriate footnote that the Shareholders will indirectly bear all of the expenses of the Fund.

Response:   The following sentence has been added to newly revised footnote (7): “[s]ubject to the foregoing waiver or reimbursement of Fund expenses, the Shareholders will indirectly bear all of the expenses of the Fund.”

Revise the assumption made in the Example as to “Net annual expenses” for years 3 through 10 to be consistent with the Total annual expenses reflected in the fee table or otherwise explain the reason why they are different.

Response:   Under the Example, the “Net annual expenses” reflects: (i) for Year 1, the organizational costs, offering expenses and the fee waiver/expense reimbursements; (ii) for Year 2, the fee waiver/expense reimbursements; and (iii) for Years 3 through 10, the expiration of the fee waiver/expense reimbursements; thus resulting in the differences reflected in the annual expenses.

Exhibits

In the second paragraph of the Letter Agreement regarding the waiver and reimbursement of certain expenses of the Fund, remove the word “operating” from the term “total annual operating expenses” in order to make consistent with the fee table under Summary of Fund Expenses in the Prospectus.

Response:   The Letter Agreement has been revised as requested.

Determination of Net Asset Value

Clarify in this section that all of the Fund’s holdings in Marketplace Lending Instruments are fair valued in accordance with the Fund’s valuation policies and procedures as adopted by the Board of Directors based on evaluated prices provided by a third party pricing service.

Response:   The Prospectus has been revised as requested.

Statement of Additional Information

Investment Restrictions

Revise the fundamental policy relating to the Fund’s repurchase policy to include the statements required under Rule 23c-3(b)(2)(i).

Response:   The Statement of Additional Information has been revised as requested.

Management Table

Under the Management Table, include headings to identify the Independent Directors, the Interested Director and the Officers of the Fund.

Response:   The Management Table has been revised as requested.

***

Tandy Acknowledgment

In connection with the Fund’s Registration Statement, the Fund acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your prompt attention to this Registration Statement.  If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact Morrison Warren at (312) 845-3484; Walter Draney at (312) 845-3273 or the undersigned at (312) 845-3850

Very truly yours,

Chapman and Cutler LLP

By	/s/ E. Roy Kim
E. Roy Kim, Esq.

cc: Marcus L. Collins, Esq.; RiverNorth Capital Management, LLC.